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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934



                           insci-statements.com, corp.
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                                (Name of Issuer)

                     common stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45765T106
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                                 (CUSIP Number)


                              Selway Partners, LLC
                                100 Bomont Place
                            Totowa, New Jersey 07512
                                 (973) 785-1774

                                 with a copy to:
                          Nutter, McClennen & Fish, LLP
                    One International Place, Boston, MA 02110
                                  (617)439-2000
                         Attn: Joseph F. Mazzella, Esq.
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  June 27, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
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CUSIP No. 45765T106                                              Page  2  of  12
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Selway Partners, LLC
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC, OO
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey
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                              7.      SOLE VOTING POWER

                                      1,268,896 (See Item 5)
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             1,268,896 (See Item 5)
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,268,896 (See Item 5)
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.9%
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14.               TYPE OF REPORTING PERSON

                  00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

       Issuer: insci-statements.com, corp. ("insci" or the "Issuer")

       Principal Executive Offices: Two Westborough Park, Westborough, MA 02581

       Security: common stock, par value $0.01 per share ("Issuer Common Stock")

ITEM 2.  IDENTITY AND BACKGROUND.

     NAME:

        Selway  Partners,  LLC  ("Selway  Partners"  or the "Reporting Person")

     BUSINESS ADDRESS:

        100 Bomont Place, Totowa, New Jersey 07512

     STATE OF ORGANIZATION:

        New Jersey

     PRINCIPAL BUSINESS:      Selway  Partners  is  a  privately  owned  limited
                              liability company which engages in the business of
                              promoting,  seeking  out, organizing,   financing,
                              managing  and  dealing in and  providing  business
                              management advice and services,  including without
                              limitation,   accounting  services,   seeking  out
                              opportunities   to   promote    corporations   and
                              advertising services to start-up and early stage technology, software and internet companies for the purpose of receiving fees, commission and profits, including without limitation, upon the sale of the business.

         Information as to each director or officer of the Reporting Person is set forth on Schedule I hereto.

         (d) Criminal Proceedings in Last Five Years:

         Neither the Reporting Person, Selway Management, Inc.("Selway Management") nor, to the best of the Reporting Person's knowledge, any individual named on Schedule I hereto, has been party to any event which would require reporting under this item.

         (e) Civil Securities Proceedings in Last Five Years:

         Neither the Reporting Person, Selway Management nor to the best of the Reporting Person's knowledge, any individual named on Schedule I hereto, has been party to any event which would require reporting under this item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 below, pursuant to the terms of the Investment Agreement by and among the Issuer, Selway Partners and Selway Management dated as of June 21, 2001 and delivered on June 27, 2001 (the "Investment Agreement"), Selway Partners acquired an insci Convertible Subordinate Debenture in favor of Selway Partners in the principle amount of $250,000 (the "Selway Partners Debenture"). The Selway Partners Debenture is convertible into the Issuer's Series B Preferred Stock, which in turn is convertible into Issuer Common Stock. The acquisition is the result of a $700,000 financing, $250,000 of which was made available to the Issuer on June 27, 2001 and which was funded out of Selway Partner's working capital and other funds.

         Also pursuant to the terms of the Investment Agreement, Selway Management acquired an insci Convertible Subordinated Debenture in favor of Selway Management in the principal amount of $30,000 (the "Selway Management Debenture" and, together with the Selway Partners Debenture, the "Issued Debentures"). The Selway Management Debenture is convertible into the Issuer's Series B Preferred Stock, which in turn is convertible into Issuer Common Stock. The acquisition of the Selway Management Debenture is the result of management services performed by Selway Management. The sole consideration for the purchase of the Selway Management Debenture is the services performed under a certain Management Agreement dated as of November 30, 2000 by and between Selway Management and the Issuer, as amended (the "Management Agreement") pursuant to which additional Selway Management Debentures may be issued to Selway Management in consideration for future management services.

         Selway Partners has the right to acquire further insci Convertible Subordinated Debentures (referred to, together with the Issued Debentures and any future insci Convertible Subordinated Debentures issued to Selway Management pursuant to the Management Agreement, as the "Debentures") up to an aggregate principal amount of $700,000, including the $250,000 already issued.

         Pursuant to an Investment Agreement dated as of November 30, 2000 by and among the Issuer, Selway Partners and CIP Capital L.P., (the "November Investment Agreement"), each of Selway Partners and CIP Capital, L.P. acquired insci Convertible Subordinated Debentures dated as of November 30, 2000 in the aggregate principal amount of $1,000,000. Such debentures are convertible into shares of Series A Preferred Stock, which in turn are convertible into shares of Issuer Common Stock. The acquisition of the November 30, 2000 debentures is the result of a $2,000,000 financing made available to the Issuer by Selway Partners and CIP Capital, L.P.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction was investment and for the further purpose of acquiring a financial interest in the Issuer which, if converted to one or more equity ownership securities, would provide Selway Partners with the opportunity to benefit, including through attaining trading or investment profits arising out of future appreciation in the market price of Issuer Common Stock, or as a result of the sale, merger or other significant capital or strategic transaction in which the Issuer may engage. The Reporting Person and its representatives expect to discuss such possible transactions with the Issuer and other parties and to pursue steps that will enhance the likelihood that the Issuer and its shareholders can identify and consummate steps that would result in such appreciation or other value enhancing transactions.

         Pursuant to the terms of the Investment Agreement, Selway Partners has the right to acquire additional Debentures in the future up to an aggregate outstanding total principal amount of $700,000. The disposal of any or all of such Debentures, including the Issued Debentures, shall be made in accordance with the terms and conditions of the Investment Agreement and the Debentures. The disposal of any or all Issuer Common Stock received through the conversion of the Debentures shall be made in accordance with the terms and conditions of the Registration Rights Agreement dated as of June 21, 2001.

         Pursuant to the Investment Agreement, for so long as such Debentures are outstanding, the holders of the Debentures shall be entitled to nominate three members of the Board of Directors of the Issuer. The right of the holders of the Debentures to elect three members of the Board of Directors shall be subject to the rights of the holders of the Series A Preferred Stock under the November Investment Agreement to elect such members of the Board of Directors, which may include requiring the resignation and replacement of incumbent members of the Board of Directors previously elected by the holders of the Debentures.

         The Reporting Person may, at any time and from time to time, reexamine its investment in the Issuer and review and reconsider its position with respect to the Issuer, and may change its intentions as stated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a-b) The percentage of ownership listed below is based on 16,029,735 shares of Issuer Common Stock reported outstanding by the Issuer in its most recent Form 10-QSB filed with the Securities and Exchange Commission on February 14, 2001.

                                            SELWAY PARTNERS, LLC

(a) Amount Beneficially owned                1,268,896 (1),(2),(3)

Percent of class                             7.9% (1),(2),(3)

(b) Number of shares as to
which such person has:

sole power to vote                           1,268,896

sole power to                                1,268,896
dispose

shared power  to                             0
vote

shared power to                              0
dispose


         (1) The amount and percentage of Issuer Common Stock include 425,338 shares of Issuer Common Stock held by Selway Management, a wholly owned subsidiary of Selway Partners. The 425,338 shares owned by Selway Management include 200,000 shares of Issuer Common Stock issuable upon the exercise of a warrant issued pursuant to the November Investment Agreement at a price equal to $.72 per share, subject to adjustment.

         (2) The amount and percentage of Issuer Common Stock do not include insci warrants issued pursuant to the November Investment Agreement which give Selway Partners the right to purchase an indeterminable number shares of Issuer Common Stock. Such warrants entitle Selway Partners to purchase 230,796 shares of the Issuer's Series A Preferred Stock at a price equal to $1.44 per share, subject to adjustment. The Series A Preferred Stock, in turn, may be converted into shares of Issuer Common Stock.

         (3) The amount and percentage of Issuer Common Stock do not include Issuer Common Stock which may be issued pursuant to the Issued Debentures. The Issued Debentures are collectively convertible into $280,000 of Series B Preferred Stock of the Issuer at $10.00 per share. The Series B Preferred Stock is in turn convertible into a presently indeterminable number of shares of Issuer Common Stock based on the following calculation:

         shares of Series B Preferred Stock shall be convertible into shares of Issuer Common Stock at a conversion price (the "Conversion Price") equal to (i) such number of shares of Issuer Common Stock as represents the "Current Value Percentage" (as defined below) of Issuer's total issued and outstanding Issuer Common Stock as of the date of conversion, plus (ii) such additional shares of Issuer Common Stock issuable after the date of conversion as may be necessary to maintain such Current Value Percentage upon the conversion of the 8% Preferred

         Stock and the Series A Preferred Stock, or exercise of other convertible instruments (other than the exercise of options to purchase shares of Issuer Common Stock of the Issuer issued to employees, officers, consultants or directors of the Issuer or any subsidiary pursuant to a stock option plan approved by the Issuer's Board of Directors or the Debentures). "CURRENT VALUE PERCENTAGE" shall mean a percentage equal to (i) the aggregate Purchase Price of the Series B Preferred Stock authorized to be issued upon conversion of the Debentures, divided by (ii) the Current Adjusted Company Value. "CURRENT ADJUSTED COMPANY VALUE" shall mean the product of (i) the number of shares of Issuer Common Stock outstanding as of the date hereof, as last reported in the Issuer's filings with the Securities and Exchange Commission for the fiscal quarter ended December 31, 2000,
         (ii)  multiplied  by a price per share equal to the 80% of the lower of
         (Y) the closing bid price for Issuer  Common Stock on June 21, 2001 and
         (Z) the date of issuance of each Debenture PROVIDED THAT if such amount is less than $1,500,000 such amount shall be deemed to be equal to $1,500,000. "PURCHASE PRICE" shall mean the dollar principal amount of Debentures converted into Series B Preferred Stock plus the dollar amount of any interest, dividends or other amounts due on such Debenture as are converted into Series B Preferred Stock.

         (c) Neither the Reporting Person, Selway Management nor, to the best of the Reporting Person's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Issuer Common Stock during the past 60 days.

         (d) Pursuant to the November Investment Agreement, CIP Capital, L.P. has the right to receive cumulative preferred dividends. The Series A Preferred Stock also shares pari passu on an as converted basis in any dividends declared on Issuer Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 27, 2001, Selway Partners, Selway Management and the Issuer delivered an Investment Agreement dated as of June 21, 2001 providing, among other things, for the investment by Selway Partners of up to an aggregate principal amount of $700,000. On that date, Selway Partners was issued an insci Convertible Subordinated Debenture in the principal amount of $250,000 and Selway Management was issued an insci Convertible Subordinated Debenture in the principal amount of $30,000. The Debentures are convertible into shares of the Issuer's Series B Convertible Redeemable Preferred Stock, par value $.01 per share, at the rate of $10.00 per share, which shares of Series B Convertible Redeemable Preferred Stock are in turn convertible into shares of the Issuer Common Stock as calculated pursuant to the conversion equation in Item 5.

         The Investment Agreement contains certain customary restrictions on the conduct of the business of the Issuer during the time that the Debentures issued thereunder are outstanding.

         Selway Partners and the Issuer are parties to several agreements relating to the November Investment Agreement. Selway Management and the Issuer have also entered into the Management Agreement.

         Except for the Investment Agreement and other agreements related to the current transaction or as set forth herein in Item 6, neither the Reporting Person, Selway Management, nor, to the best of the Reporting Person's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Relevant exhibits are incorporated by reference from the Issuer's 10-KSB.


                                      * * *




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

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                 SELWAY PARTNERS, LLC
Date: July 6, 2001
                                                 By: /s/ Yaron Eitan
                                                    ----------------------------
                                                 Name:  Yaron Eitan
                                                 Title:  Chief Executive Officer

                                                                      SCHEDULE I



SELWAY PARTNERS, LLC

                                     PRESENT PRINCIPAL OCCUPATION,
NAME                                 EMPLOYMENT AND ADDRESS

Yaron Eitan                          Chief Executive Officer of Selway Partners
                                     100 Bomont Place, Totowa NJ

Winston J. Churchill                 General Partners of CIP Capital, L.P. and
Partners, LP                         SCP Privet Equity
                                     197 Mine Road, Malvern, PA

Boaz Raam                            Chief Executive Officer of Subcon
                                     Products, Inc.
                                     32 Adams Drive, Cerskill, NJ

Nicholas Troiano                     Principal of SCP Privet Equity Partners, LP
                                     3 Angelica Drive, Avondale PA




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